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                                                                  EXHIBIT (d)(3)

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


                                                     Civil Action No.  19701 NC

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                                                                      x
                                                                      :
ALAN R. KAHN,                                                         :
                                             Plaintiff,               :
                                                                      :
                                vs.                                   :
                                                                      :
SWISS ARMY BRANDS, INC., CLARKE H. BAILEY, A. CLINTON ALLEN,          :
STANLEY R. RAWN, JR., VINCENT D. FARRELL JR., JOHN SPENCER, JOHN V.   :
TUNNEY, LOUIS MARX JR., PETER W. GILSON, THOMAS M. LUPINSKY and       :
VICTORINOX AG,                                                        :
                                                                      :
                                             Defendants.              :
                                                                      :
                                                                      :
                                                                      x
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                      SHAREHOLDER'S CLASS ACTION COMPLAINT

         Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. This is a stockholders' class action on behalf of the public stockholders of Swiss Army Brands, Inc., ("Swiss Army" or the "Company"), against certain officers and directors and the controlling shareholder of Swiss Army to enjoin certain actions of defendants related to the acquisition of the outstanding shares of Swiss Army common stock by its majority controlling shareholder, defendant Victorinox AG ("Victorinox").

         2. The consideration that Victorinox stated it would offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of Swiss Army's common stock is materially in excess of
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the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and profitability.

                                   THE PARTIES

         3. Plaintiff is and at all relevant times has been the owner of Swiss Army common stock.

         4. (a) Swiss Army is a Delaware corporation with its principal executive offices located at One Research Drive, Shelton, Connecticut 06484. Swiss Army is a manufacturer, importer and distributor of consumer products including watches, pocketknives and multi-tools.

            (b) As of March 19, 2002 Swiss Army had approximately 8.1 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. Swiss Army common stock is listed and traded on the NASDAQ-National Market System (NMS).

         5. Victorinox is organized under the laws of Switzerland and, along with its affiliates, reportedly holds approximately 67% of the outstanding common stock of Swiss Army. As such, Victorinox and its representatives on the Swiss Army board effectively control and dominate Swiss Army's affairs. As the controlling shareholder of Swiss Army, Victorinox owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Swiss Army.

         6. At all relevant times Clarke H. Bailey, A. Clinton Allen, Stanley R. Rawn Jr., Vincent D. Farrell Jr., John Spencer, John V. Tunney, Louis Marx, Jr., Peter W. Gilson, Thomas M. Lupinski were officers and/or directors of Swiss Army and owe to the public stockholders of Swiss Army the fiduciary obligations of good faith, fair dealing, candor and loyalty.


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         7. As discussed in detail below, Victorinox and the Individual
Defendants have breached their fiduciary duties to Swiss Army's public stockholders by acting to cause or facilitate Victorinox's acquisition of the publicly held minority shares of Swiss Army for unfair and inadequate consideration, and through coercive means.

         8. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Swiss Army, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

         9. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firms, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

         10. This action is properly maintainable as a class action for the following reasons:

         a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 8.1 million shares of Swiss Army common stock which are outstanding, held by hundreds if not thousands of stockholders of Swiss Army stock who are members of the class.

         b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.


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         c. There are questions of law and fact that are common to the Class, including, inter alia, the following:

         (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Victorinox at the expense of the members of the Class;

         (ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Victorinox, as the controlling stockholder of Swiss Army, are violating their fiduciary duties to plaintiff and the other members of the Class;

         (iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

         (iv) Whether defendants have initiated and timed their buy-out of Swiss Army shares to unfairly benefit Victorinox at the expense of Swiss Army's public shareholders. d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

         e. Plaintiff is committed to prosecuting this action and has retained competent counsel experience in litigation of this nature. Plaintiff is an adequate representative of the Class.

         10. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.


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         11. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

A. THE OFFER

         12. On June 12, 2002, Swiss Army issued a press release announcing its intentions to acquire the outstanding common stock of Swiss Army that it did not already own. Under the terms of the offer, owners of the shares of the publicly held stock of Swiss Army would receive $9 per share.

         13. The price that Victorinox has offered and which constitutes the maximum it would agree to pay in a buy-out has been dictated by Victorinox to serve its own interests, and is being crammed down by Victorinox and its representatives on Swiss Army's Board to force Swiss Army's minority shareholders to relinquish their Swiss Army shares at a grossly unfair price.

         14. In making its inadequate offer to acquire the remaining stock of Swiss Army, Victorinox has tried to take advantage of the fact that the market price of Swiss Army stock does not fully reflect the progress and value of Swiss Army's business and growth prospects.

         15. The consideration to be paid to the minority stockholders does not represent the true value of the Company, is unfair and grossly inadequate, and constitutes unfair dealing.

         16. Victorinox, by reason of its 67% ownership of Swiss Army's outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Swiss Army's public shareholders.


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         17. Because Victorinox is in possession of proprietary corporate information concerning Swiss Army's future financial prospects, the degree of knowledge and economic power between Victorinox and the class members is unequal, making it grossly and inherently unfair for Victorinox to obtain the remaining 33% of Swiss Army's shares at the unfair and inadequate price that it has proposed.

         18. By offering a grossly inadequate price for Swiss Army's shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Victorinox is violating its duties as majority shareholder.

         19. Any buy-out of Swiss Army public shareholders by Victorinox on the terms offered, will deny class members their right to share proportionately and equitably in the true value of Swiss Army's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

         20. Defendants' fiduciary obligations require them to:

                  (a) act independently so that the interests of Swiss Army's public stockholders will be protected;

                  (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Swiss Army's public stockholders; and

                  (c) provide Swiss Army's stockholders with independent representation in the negotiations with Victorinox.

         21. Because Victorinox controls 67% of Swiss Army and dominates its Board, no auction or market check can be effected to establish Swiss Army's worth through arm's-length


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bargaining. Thus, Victorinox has the power and is exercising its power to acquire Swiss Army's minority shares and dictate terms which are in Victorinox's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Swiss Army's stock.

         22. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Swiss Army and are engaging in improper, unfair dealing and wrongful and coercive conduct.

         23. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         24. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

         25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Swiss Army's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

         26. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:


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         A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

         B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

         C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction or awarding to plaintiff and the Class rescissory damages;

         D. Ordering that defendants account to the Class for all damages caused to them as a result of defendants' wrongful conduct alleged herein;

         E. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff's attorneys' and experts' fees; and

         F. Granting such other, and further relief as this Court may deem to be just and proper.

                                             ROSENTHAL, MONHAIT, GROSS
                                                & GODDESS, P.A

                                             By:  /s/  Carmella P. Keener
                                               919 Market Street, Suite 1401
                                               Post Office Box 1070
                                               Wilmington, Delaware 19899
                                               (302) 656-4433
                                               Attorneys for Plaintiff
OF COUNSEL:

ABBEY GARDY, LLP
212 East 39th Street
New York, NY  10016
(212) 889-3700

HAROLD B. OBSTFELD P.C.
260 Madison Avenue
New York, NY  10016
(212) 696-1212


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